UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2018

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

On August 6, 2018, Xinjiang Xinquan Financial Leasing Co., Ltd. (“Xinjiang”), China Lending Corporation’s (the “Company”) wholly owned subsidiary, increased its registered capital from US$30.0 million to US$50.0 million. Xinjiang Heli Kaiyuan Construction Co., Ltd. (“XHKC”) injected US$20.0 million of new capital into Xinjiang. Upon completion of the transaction, the Company, through China Fenghui Financial Holdings Group, holds a 60% interest in Xinjiang (20% is held by XHKC on behalf of the Company) and XHKC holds a 40% interest in Xinjiang. Xinjiang is a limited liability company engaged in the business of financial leasing.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

August 8, 2018	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer